Annual Shareholder Meeting Results

PIMCO Corporate and Income Strategy Fund held their annual meetings of shareholders on April 30, 2015. Shareholders voted as indicated below:

PIMCO Corporate and Income Strategy Fund

Election of Craig Dawson Class III to serve until the annual meeting for the 2016 2017 fiscal year
            Withheld
Affirmative Authority
33,662,224  763,084
Re election of William B. Ogden, IV Class I to serve until the annual Meeting for the 2017-2018 fiscal year
33,535,288  890,019
Re election of Alan Rappaport Class I to serve until the annual Meeting for the 2017 2018 fiscal year
33,630,276  795,032
Re election of Hans W. Kertess Class I to serve until the annual Meeting for the 2017 2018 fiscal year
5,147       221

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A. Jacobson and John C. Maney continued to serve as Trustees of the Fund.
Preferred Shares Trustee
Interested Trustee